Bank of America
36th Annual Investment Conference
San Francisco, CA – Sept 20, 2006

Craig DeYoung

VP Investor Relations

Safe Harbor

“Safe Harbor” Statement under the U.S. Private Securities
Litigation Reform Act of 1995: the matters discussed in this presentation may include forward-looking statements that are subject to risks and uncertainties including, but not limited to:
economic conditions, product demand and semiconductor
equipment industry capacity, worldwide demand and
manufacturing capacity utilization for semiconductors (the
principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product
development, ability to enforce patents, the outcome of
intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and
other risks indicated in the risk factors included in ASML’s
Annual Report on Form 20-F and other filings with the U.S.
Securities and Exchange Commission.

/ Slide 2

ASML today

Market Update

Lithography leadership

Long term growth trajectory

/ Slide 3

Market Update

Most business drivers point to sustained ASML
revenues mid term

IC Semiconductor unit growth

Inventory, Utilization and Lithography purchasing intensity

Balanced segmentation of customers

Market Share opportunity

/ Slide 5

Semiconductor Units [B/m]
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07

Semiconductor Units history and forecast
2006 Semiconductor growth driven by higher unit sales (+16%)

   25%     -21%      14%      9%       18%        4%       16%       7%

Source: ASML MCC

Semiconductor unit Forecats

0

10

20

30

40

50

60

Semiconductor Units

Unit Trend

/ Slide 6

IC unit sales and inventory
IC inventory
3mma IC unit Sales
3mma IC unit sales corrected for Inventory
IC unit sales [B#]
IC unit inventory [B#]
0
10
20
30
40
50
60
70
80
-
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06

ASML

IC unit sales and inventory
Inventories reasonably under control

Source: WSTS, VLSIResearch, ASML

Last data point: June 2006

/ Slide 7

Equipment Utilization [%]
1Q/00
2Q/00
3Q/00
4Q/00
1Q/01
2Q/01
3Q/01
4Q/01
1Q/02
2Q/02
3Q/02
4Q/02
1Q/03
2Q/03
3Q/03
4Q/03
1Q/04
2Q/04
3Q/04
4Q/04
1Q/05
2Q/05
3Q/05
4Q/05
1Q/06
2Q/06

ASML

Utilization remains high and is under constant monitor

Sources: SiCAS (August 2006)

0

10

20

30

40

50

60

70

80

90

100

110

120

Quarter

Memory utilization

Foundry utilization

/ Slide 8

Expose & Wirte as % of Semiconductor Sales [%]
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06

Litho Bookings and Billings as % of Semiconductor
Revenue Relative spending rising but within controlled range

Source: SEMI, WSTS, ASML

Last data point: June 2006

Expose & Write Bookings and Billings as % of Semiconductor

sales

0%

1%

2%

3%

4%

5%

6%

E&W bookings as % of Semi $Sadj 3MMA

E&W billings as % of Semi $ Sadj 3MMA

/ Slide 9

6

90/65

300

Memory/Flash

SP-1

SPANSION

Q1/2007

50

350-180

200

Logic

Fab 11

SMIC

Q1/2007

50

70/45

300

Memory/Flash

M11/R3

HYNIX

Q3/2006

25

45

300

Micro

Fab 32

INTEL

Q4/2006

52

70/55

300

Memory/Flash

Fab 2 (Lehi)

IM Flash

Q3/2006

25

90/65

300

Logic

Fab 2

HHSIS

Q3/2006

40

250/180

200

Logic

Kulim Fab

INFINEON

Q1/2006

40

65/32

300

Logic

RFab

TI

Q4/2007

30

55/45

300

Memory

SAS300

SAMSUNG

Q3/2007

20

65/32

300

Micro

Fab 38

AMD

Q3/2007

25

45

300

Micro

Fab 28

INTEL

Q3/2007

40

70

300

Memory/DRAM

Fab 4

PROMOS

Q3/2007

20

 80/45

300

Memory/Flash

Fab 8

SMIC

Q1/2007

12

300

Memory others

Fab 4

MACRONIX

Q1/2007

30

70/45

300

Memory/Flash

Line 15

SAMSUNG

Q2/2006

60

90/65

300

Memory

HSSL300

HYNIX

Q2/2006

45

300

Logic

Fab 15

TSMC

Q3/2007

10

90

300

Memory others

Fukuyama Fab

SHARP

Q2/2007

175

5X/4X

300

Memory/Flash

Fab 4

TOSHIBA

Q4/2007

13

90/65

300

Logic

N3-1F

RENESAS

Q2/2006

30

55/45

300

Memory

Upgr. M11/MPS

SAMSUNG

Q3/2007

10

65

300

Logic

Fab 2

FUJITSU

Q2/2007

60

90/70

300

Memory/DRAM

Fab 12C

POWERCHIP

Q2/2007

60

70/60

300

Memory/DRAM

Fab 3

NANYA

Q2/2007

30

70/45

300

Logic

M6

STMicroelectronics

Q2/2007

50

350/250

200

Image sensors

Zilog Fab

MICRON

Q4/2006

62

90/70

300

Memory/DRAM

Fab 2

INOTERA

Q4/2006

45

110/90

200

Memory

HSSL200

HYNIX

Q1/2006

Max.Capacity
[KWSPM]

Node [nm]

Wafer size [mm]

Main application

Name of Factory

Customer

Quarter/Year
equipment take-in

28 factories planned for the 2006/07 time frame:
7 Flash fabs/9 other Memory fabs/12 Foundry IDM

Source: ASML MCC (update Aug 2006)

/ Slide 10

Growth from Multiple independent Segments
Each Segment with its own investment cycle

Flash shrink - 12 to 15
month investment cycle

DRAM – closely follows
Flash investment cycle

Foundries represent classic
supply/demand cycle

Moore’s law, 18 to 24
months - invest for new
product development -
volume to Foundry

Shrink for new
functionality and cost per
function - 12 to 24 month
investment cycle

/ Slide 11

Strong Drivers lead to ASML Guidance Upside (press
release 9/06/06)

Q3 ‘06 Bookings at about Q2 ‘06 order intake level -
In Q2 ASML booked 93 orders

Strong demand from memory makers

Bookings across ASML 300mm product line

Bookings support customer’s New Fab ramps

75% of new orders will be for shipments in 2007

ASML 2006 revenue growth year-on-year estimated
at approximately 40% over 2005

/ Slide 12

Lithography Leadership

Dataquest	SEMI	VLSIR*
2000	34.6%	32.9%	34.9%
2001	29.0%	31.4%	30.3%
2002	54.3%	56.0%	55.8%
2003	44.4%	48.3%	47.5%
2004	50.9%	52.8%	55.9%
2005	54.8%	57.2%	57.0%

* IC Exposure tools, ASML, Canon, Nikon, Ultratech SVG only.

ASML

ASML overview

The world’s leading supplier of Lithography equipment

Key facts:

Headquarters: Veldhoven,

the Netherlands

Revenue 2005 ~ €2.5 B

Market cap ~ €8.5 B

Employees 5200

Leaders in Innovation

ASML TWINSCAN

Growing market share (revs)

Dual Stage enables:

Superior T-Put

Superior Overlay

/ Slide 14

8” & i-line

6” & early i-line

Leadership - Market share growth opportunity

Source: Gartner Dataquest, ASML

12” & ArF

KrF &

Step & Scan

Market share gains through:

  Immersion lithography

  Superior Value of Ownership

    ArF, KrF and I-line

  Japan

0%

10%

20%

30%

40%

50%

60%

70%

1984

1987

1990

1993

1996

1999

2002

2005

ArF immersion

/ Slide 15

Total Revenue [M€]
R&D Spend [M€]
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

ASML

Maintaining Technology Leadership -
R&D spend versus total revenue

R&D costs exclude settlement with Nikon Corp.

in 2004 and reflect costs for continuing operations

0

500

1000

1500

2000

2500

3000

0

100

200

300

400

500

/ Slide 16

TWINSCAN XT:1700i  Enabling 45nm production

ASML wet + dry ArF
market share

68%

Source: ASML – market shares are value based in 2005

/ Slide 17

TWINSCAN™ creating value in non and mid
critical applications

XT:400E

Resolution: 350nm

Throughput: 129wph

Lowest CoO in 300mm i-line

XT:760F

Resolution: 130nm

Throughput: 134wph

Superior CoO in 300mm KrF

ASML i-line

market share

29%

ASML KrF

market share

51%

Source: ASML – market shares are value based in 2005

/ Slide 18

Long-Term Trajectory

Lithography Equipment  -  a growing market with
three major value drivers

Accelerating roadmap

TWINSCAN 1900i

Double exposure

EUV: ADT and production tools

New architecture

Alternative shrink solutions require more litho
tools

Spacer

Tri-dimensional devices

Vertical gate

Stringent Overlay Performance -Yield

…leading to a larger % of available CAPEX

/ Slide 20

Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06

Source: SEMI

Last data point: June 2006

Expose & Write as % of Total Equipment
Litho share of equipment trend approaching 18% level !

Expose & Write Equipment Sales as % of Total Equipment Sales

10%

12%

14%

16%

18%

20%

22%

24%

26%

Expose & Write as % of Total Equipment

Expon. (Expose & Write as % of Total Equipment)

12 per. Mov. Avg. (Expose & Write as % of Total Equipment)

/ Slide 21

8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
WW Litho Sales (M€)
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

ASML

ASML’s growth potential

Source: Average of Dataquest,

VLSI Research and ASML fab based model Jan.2006 – NOT A FORECAST

Average WW litho sales

ASML’s potential

Status quo

Natural growth
potential towards
4-5 B€ range

ASML’s
opportunity
window

ASML
press
release

Revenue
2006 3.5 B€

Assumption: 9% IC unit growth/year

/ Slide 22

ASML is well positioned for value generation

Business Model based on Technology Leadership
enabled by accumulated experience and scale

Technology focus

Cost reduction

Lead time differentiation

Semiconductor cycle effect reduced by

Moderating cycles – as forecasted by analyst
community for 2006-2007

Market share gains

Variable cost structure allowing significant profitability
through the cycle

/ Slide 23

Commitment